EXHIBIT 16.1
September 21, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated September 21, 2010, of EOS Preferred Corporation (the “Company”) and are in agreement with the statements contained therein except we have no basis to agree or disagree with the Company’s statement that the dismissal was approved by the Company’s Audit Committee of the Board of Directors contained therein.
/s/ Ernst & Young LLP